SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: July 28, 2016

List of materials

Documents attached hereto:

i) Press release Announcing: Signing of Memorandum of Understanding for the Transfer of Battery Business

July 28, 2016
Sony Corporation

Signing of Memorandum of Understanding for the Transfer of Battery Business

Today Sony Corporation (“Sony”) announced the signing of a memorandum of understanding regarding the transfer of its battery business.

There is a possibility that Sony will record a loss related to the transfer of the battery business if it signs binding definitive agreements with Murata Manufacturing Co., Ltd., depending on the content of such agreements.  Sony did not reflect this potential loss in the consolidated results forecast it announced on May 24, 2016 and it does not intend to reflect the potential loss in the consolidated results forecast scheduled to be announced on July 29, 2016 because the amount of the potential loss will depend on the content of the definitive agreements that may be signed in the future.  If definitive agreements are signed, Sony plans to disclose the expected impact of the transfer on Sony’s consolidated results.

For details, please see the attached press release.

July 28, 2016

Murata Manufacturing Co., Ltd.
Sony Corporation

Signing of Memorandum of Understanding for the Transfer of Battery Business

Murata Manufacturing Co., Ltd. (“Murata”) and Sony Corporation (“Sony”) today announced that they have entered into a non-binding memorandum of understanding that confirms their intent to negotiate the transfer of the Sony Group’s battery business to the Murata Group (the “Transfer”).  Following due diligence and negotiation of detailed terms and conditions of the Transfer, Murata and Sony are aiming to execute binding definitive agreements by the middle of October 2016, and to complete the Transfer by the end of March 2017, subject to required regulatory approvals.

Although the scope of the Transfer remains to be finalized, the parties expect the Transfer to include the battery business conducted by Sony Energy Devices Corporation, Sony’s wholly-owned subsidiary in Japan; Sony’s battery-related manufacturing operations located in China and Singapore; and assets and personnel assigned to the battery business at the Sony Group’s sales and R&D sites in Japan and worldwide.

Business operations related to consumer sales of Sony-branded USB batteries, alkaline batteries, button and coin batteries, and mobile projectors, as well as certain other products, are not expected to be included in the Transfer.

The background and aims of the Transfer are as follows:

●
Sony has operated its battery business since 1975, and in 1991 commercialized the world’s first lithium-ion battery.  Until now, Sony has continued to pursue the development and business launch of various advanced battery products, primarily as key components for electronics products.  Recently, Sony has focused on enhancing the profitability of its lithium-ion polymer battery business for smartphones, an area where the competitive environment is significantly changing, while it also has shifted its resources to cylindrical lithium ion batteries for power tools and other high-power applications where it possesses significant technological advantages.

●
Murata is a global leader in the area of electronic components.  To achieve the business goals set out in its “Mid-term Direction 2018” strategy, Murata is engaged in efforts to enhance its competitive edge in the communications market, while also creating new business models and customer value in its focus markets of automotive and healthcare, as well as the energy market.  Given these circumstances, Murata was drawn to the technological strengths, and knowledge and experience of international markets of Sony’s global battery business.  Following the Transfer, Murata intends to position the global battery business as a core operation within its energy business in order to target further business growth and expansion.

●
From the perspective of each of their portfolio strategies, and in order to increase the competiveness and ensure the sustained growth of the battery businesses while also continuing to secure appropriate investment to achieve such competitiveness and sustained growth, Murata and Sony determined that it would be mutually beneficial to proceed with negotiations towards the transfer of the technological strengths and business experience Sony has accumulated in the battery business to Murata, and for the business to be operated within the Murata Group.

EOF